UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 21, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 21 March 2024 - Today, Novo Nordisk A/S held its Annual General Meeting.

At the Annual General Meeting, Helge Lund, chair of the Board of Directors communicated: “We are very pleased with the performance in 2023 which was an exceptional year of innovation, growth, value creation and impact for Novo Nordisk. Globally, we reached more than 40 million patients, more patients than at any point in our 100-year history. As we strive to keep pace with demand, we have invested heavily in our production capacity with the aim of serving millions more patients worldwide.”

Resolutions adopted at the Annual General Meeting Financial year 2023 and remuneration

•	Approval of the Company’s statutory Annual Report 2023 and distribution of profits according to the statutory Annual Report 2023.
•	The final dividend for 2023 of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2023 of DKK 9.40 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.10 which was paid in August 2023 and the final dividend of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.10 to be paid in March 2024.
•	Approval of the Remuneration Report 2023 (advisory vote), of the remuneration of the Board of Directors for 2024, of an indemnification scheme for the Board of Directors and the Executive Management and of changes to the Remuneration Policy.

Elections

•	Re-election of Helge Lund as chair of the Board of Directors.
•	Re-election of Henrik Poulsen as vice chair of the Board of Directors.
•	Re-election of Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law, Kasim Kutay and Martin Mackay as members of the Board of Directors.

•	Appointment of Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor in respect of statutory financial and sustainability reporting.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B share capital is reduced by DKK 4,500,000 from DKK 343,512,800 to DKK 339,012,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 339,012,800.
•	Authorisation to the Board of Directors until the Annual General Meeting 2025 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.
•	Extension of the authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 25 March 2026 up to nominally DKK 44,650,000.

The meeting was held as a hybrid meeting enabling shareholders to participate either in person or virtually. The shareholders had been encouraged to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chair of the Board and chair of the People and Governance Committee)
•	Henrik Poulsen (vice chair of the Board, chair of the Remuneration Committee and member of the Audit Committee)
•	Elisabeth Dahl Christensen (employee representative and member of the Remuneration Committee)
•	Laurence Debroux (chair of the Audit Committee and member of the Remuneration Committee)
•	Andreas Fibig (member of the Research & Development Committee)
•	Sylvie Grégoire (member of the Audit Committee, the People and Governance Committee and the Research & Development Committee)
•	Liselotte Hyveled (employee representative and member of the Research & Development Committee)
•	Mette Bøjer Jensen (employee representative and member of the Audit Committee)
•	Kasim Kutay (member of the People and Governance Committee and the Research & Development Committee)
•	Christina Law (member of the Audit Committee)

•	Martin Mackay (chair of the Research & Development Committee and member of the Remuneration Committee)
•	Thomas Rantzau (employee representative and member of the People and Governance Committee)

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 24 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 21, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer